March 27, 2026

Craig Parker
President and Chief Executive Officer
Surrozen, Inc.
171 Oyster Point Blvd, Suite 400
South San Francisco, California 94080

       Re: Surrozen, Inc.
           Registration Statement on Form S-3
           Filed March 23, 2026
           File No. 333-294542
Dear Craig Parker:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    John T. McKenna, Esq.